Exhibit 12.2.a

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

			Years Ended December 31,
	Six Months Ended June 30, 2013	Twelve Months Ended June 30, 2013	2012	2011	2010	2009	2008

Earnings, as defined:

Income from continuing operations before income tax expense	$868	$1,902	$1,703	$1,362	$1,394	$503	$1,364

Fixed charges included in income	197	399	418	361	385	392	343

Total earnings, as defined	$1,065	$2,301	$2,121	$1,723	$1,779	$895	$1,707

Fixed charges, as defined:

Interest charges	$191	$386	$404	$346	$368	$376	$330
Rental interest factor	6	13	14	15	17	16	13

Total fixed charges, as defined	$197	$399	$418	$361	$385	$392	$343

Ratio of Earnings to Fixed Charges	5.41	5.77	5.07	4.77	4.62	2.28	4.98